Free Writing Prospectus (To the Prospectus dated February 10, 2009 and Prospectus Supplement dated February 10, 2009 )	Filed Pursuant to Rule 433 Registration No. 333-145845 July 8, 2009

$ [—] 100% Principal Protected Notes due August [7], 2014 Linked to the Performance of PIMCO Total Return Fund Medium-Term Notes, Series A, M-11, PTTRX-6

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC.

Trade Date:	July 21, 2009.

Issue Date:	Trade Date + three Business Days.

Strike Date:	The first Dealing Day following the Issue Date.

Maturity Date:	The fifth Business Day in August 2014.

Denomination per Note:	Minimum denominations of $1,000.

Interest:	We will not pay you interest during the term of the Notes.

Fund and Shares:	Institutional class shares (the “Shares”) of PIMCO Total Return Fund (the “Fund”).

Investment Adviser:	At any time the investment adviser of the Fund, currently Pacific Investment Management Company LLC.

Adjusted Fund Level:	The Adjusted Fund Level for any date shall be calculated based on the Initial Fund Level by reference to the percentage change in the net asset value of the Fund and any dividends paid by the Fund, from and including the Strike Date to and including the date of determination of the Adjusted Fund Level as described herein.

Initial Fund Level:	The Initial Fund Level shall be deemed to be 1.0000.

Final Adjusted Fund Level:	The Final Adjusted Fund Level shall be equal to the arithmetic average of the Adjusted Fund Levels on each of the five Averaging Dates described below.

Fund Percentage Return:	Max (0; Final Adjusted Fund Level – Initial Fund Level).

Participation Rate:	The Participation Rate will be between [100]% and [125]%.

Supplemental Redemption Amount:	The Supplemental Redemption Amount shall be equal to the Denomination per Note multiplied by the Participation Rate multiplied by the Fund Percentage Return.

Payment at Maturity:

If the Final Adjusted Fund Level is greater than the Initial Fund Level, you will receive a cash payment per $1,000 principal amount note equal to (a) the Denomination per Note plus (b) the Supplemental Redemption Amount. Accordingly, if the Fund Percentage Return is positive, your payment per $1,000 principal amount note, assuming a Participation Rate of 100%, will be calculated as follows:

$1,000 + [$1,000 x (Fund Percentage Return x 100%)]

If the Final Adjusted Fund Level is less than or equal to the Initial Fund Level, you will receive the principal amount of your Notes.

Payment on the Notes will be effected on the Maturity Date.

Your principal is only protected if you hold the Notes to maturity.

Averaging Dates:

The last Business Day of July in each year from and including, the last Business Day in July 2010, to and including, the last Business Day in July 2014 (the “Final Averaging Date”) subject to the Business Day Convention; provided that:

(i) if any Averaging Date other than the Final Averaging Date is not a Dealing Day, then such Averaging Date shall be deemed to be the immediately following Dealing Day; and

(ii) if the Final Averaging Date is not a Dealing Day, then the Final Averaging Date shall be deemed to be the immediately preceding Dealing Day.

Total: Five (5) Averaging Dates.

CUSIP/ISIN:	06739JKJ1/US06739JKJ15.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and on page FWP-4 of this free writing prospectus and “Selected Purchase Considerations” beginning on page FWP-3 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	4%	96%
Total	$[—]	$[—]	$[—]

ADDITIONAL TERMS SPECIFIC TO THE NOTES

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, and the prospectus supplement dated February 10, 2009, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated February 10, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://idea.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated February 10, 2009:

http://idea.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC and “Notes” refers to the 100 % Principal Protected Notes due August [7], 2014 linked to the performance of the PIMCO Total Return Fund that are offered hereby, unless the context otherwise requires.

Program Credit Rating

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA- by Standard & Poor's, a division of the McGraw-Hill Companies, Inc (“S&P”), and will be rated Aa3 by Moody's Investor Services, Inc. (“Moody's”). An AA- rating from S&P generally indicates that the issuer's capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa3 rating by Moody's indicates that the Program is currently judged by Moody's to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

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What is the Total Return on the Notes at Maturity Assuming a Range of Performance of the Fund?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, which results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis and assume a Participation Rate of 100%.

Final Adjusted Fund Level	Fund Percentage Return	Payment at Maturity	Total Return on the Notes
2.0	100%	$2,000	100%
1.75	75%	$1,750	75%
1.5	50%	$1,500	50%
1.25	25%	$1,250	25%
1.0	0%	$1,000	0%
0.75	0%	$1,000	0%
0.50	0%	$1,000	0%
0.25	0%	$1,000	0%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated, assuming an initial investment of $1,000. Each example assumes a Participation Rate of 100%.

Example 1: In this case, the Fund Percentage Return is positive.

Step 1: Calculate the Fund Percentage Return

The Final Adjusted Fund Level of 1.1 is 10% higher than the Initial Fund Level of 1.0. The Fund Percentage Return is:

Max (0; Final Adjusted Fund Level – Initial Fund Level) = Max (0; 1.1 – 1.0) = 0.1=10%

Step 2: Calculate the payment at maturity

The investor receives a payment at maturity of $1,100 per $1,000 principal amount note calculated as follows:

$1,000 + ($1,000 x Participation Rate x Fund Percentage Return) = $1,000 + ($1,000 x 100% x 0.1) = $1,100

Example 2: In this case, the Fund Percentage Return is equal to zero.

Step 1: Calculate the Fund Percentage Return

The Final Adjusted Fund Level of 0.9 is 10% lower than the Initial Fund Level of 1.0. The Fund Percentage Return is:

Max (0; Final Adjusted Fund Level – Initial Fund Level) = Max (0; 0.9 – 1.0) = 0

Step 2: Calculate the payment at maturity

The investor receives a payment at maturity of $1,000 per $1,000 principal amount note calculated as follows:

$1,000 + ($1,000 x Participation Rate x Fund Percentage Return) = $1,000 + ($1,000 x 100% x 0) = $1,000

Selected Purchase Considerations

•

Market Disruption Events—The Averaging Dates, the Maturity Date and the payment at maturity are subject to delay, and the Calculation Agent may use an estimated net asset value of the Fund to calculate the Adjusted Fund Level, due to the occurrence of a Market Disruption Event as described in “Description of Notes—Market Disruption Event”.

•

Appreciation Potential—The Notes provide the opportunity to enhance returns by entitling you, at maturity, to the product of (i) the Participation Rate with (ii) the Fund Percentage Return, in addition to the principal amount of your Notes.

•

Preservation of Capital at Maturity—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the Fund. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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•

Certain U.S. Federal Income Tax Considerations—Although there is no authority directly on point, we intend to characterize and treat the Notes as “contingent payment debt instruments” for United States federal income tax purposes. If you are a taxable U.S. person, regardless of your method of accounting, you generally will be required to accrue interest over the term of the Notes based on their “comparable yield,” as determined by us, even though you will not receive any payments from us until maturity. Any gain you may recognize on the sale or retirement of the Notes will be taxed as ordinary interest income. You should consult your tax adviser regarding an investment in the Notes, including but not limited to, special rules that may apply if, during the term of the Notes, the likelihood that the Notes will pay more than the Issue Price becomes remote. You may obtain the comparable yield and projected payment schedule for the Notes by contacting Structuring, Investors Solutions of Americas at (212) 528-7198 or by submitting a request to: Investor Solutions Americas, Attn: Director, 745 7th Avenue, Floor, New York, New York 10019-6801. The comparable yield and the projected schedule amount are used to determine accruals of interest FOR U.S. FEDERAL INCOME TAX PURPOSES ONLY and are not assurances or predictions by the Issuer with respect to the actual yield of or payment to be made in respect of a Note. For a further discussion of the tax treatment of the Notes, please see the discussion in the accompanying prospectus supplement under the heading “Certain U.S. Federal Income Tax Considerations,” and in particular the discussion under the subheading “—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments.”

RISK FACTORS

An investment in the Notes involves significant risks. The Notes are not secured debt, are riskier than ordinary debt securities and do not pay interest. The payment you receive at maturity is linked to the performance of the Fund. Investing in the Notes is not equivalent to investing directly in the Fund. This section describes the most significant risks relating to the Notes. You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•	“Risk Factors—Additional Risks Relating to Notes Which Contain a Multiplier”; and

•	“Risk Factors—Additional Risks Relating to Notes Which We May Call or Redeem (Automatically or Otherwise)”.

In addition to the risks described above, you should consider the following:

•

The Notes Might Not Pay More Than the Principal Amount—You may receive a lower payment at maturity than you would have received if you had invested directly in the Shares of the Fund. If the Final Adjusted Fund Level is less than or equal to the Initial Fund Level, you will not receive a payment at maturity of more than the principal amount of your Notes.

•

The Averaging Convention Used to Calculate the Final Adjusted Fund Level Could Limit Returns—Your investment in the Notes may not perform as well as an investment in an instrument the return of which is based solely on the performance of the Fund on a single day close to the Maturity Date. Your ability to participate in the appreciation of the Fund will be limited by reference to the arithmetic average of the five Averaging Dates used to calculate the Final Adjusted Fund Level, which may not reflect an increase in the performance of the Fund if such increase occurs during the latter portion of the term of the Notes or if an increase on earlier Averaging Dates is offset by decreases on later Averaging Dates. Accordingly, you may not receive the benefit of the full appreciation of the Fund between each of the Averaging Dates or between the Issue Date and the Final Averaging Date. Also, dividends will be included in the Adjusted Fund Level only through a date near the date of calculation.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Shares underlying the Fund would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the original issue price of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC may be willing to purchase Notes from you in secondary market transactions initially will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

The Market Price of the Notes May be Influenced by Many Unpredictable Factors—Several factors, many of which are beyond our control, will influence the value of the Notes in the secondary market and the price at which we or our affiliates may be willing to purchase or sell the Notes in the secondary market, including:

•	the value of the Fund at any time;

•	the volatility (frequency and magnitude of changes in value) of the Fund’ returns;

•	USD interest and yield rates in the market;

•

geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the Shares underlying the Fund or financial markets generally and which may affect the Final Adjusted Fund Level;

•	the time remaining until the Notes mature;

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors will influence the price you will receive if you sell your Notes prior to maturity.

•

We Obtained the Information about the Investment Adviser of the Fund from Public Documents—We have derived all information in this free writing prospectus about the Investment Adviser of the Fund from publicly available documents. We have not participated and will not participate in the preparation of any of those documents. We do not make any representation that any publicly available document or any other publicly available information about the Investment Adviser of the Fund is accurate or complete. Furthermore, we do not know whether all events occurring before the date of this free writing prospectus including events that would affect the accuracy or completeness of the publicly available documents referred to above or the level, value or price of the Shares of the Fund, have been publicly disclosed. Subsequent disclosure of any events of this kind or the disclosure of or failure to disclose material future events concerning the Investment Adviser of the Fund could affect the value you will receive during the term of the Notes or at maturity and, therefore, the market value of the Notes.

•

The Investment Adviser of the Fund Could Take Actions That May Adversely Affect the Notes—The Investment Adviser and the Fund will have no involvement in the offer and sale of the Notes and no obligation to you. The Investment Adviser or the Fund may take action, such as a merger or sale of assets, without regard to the interests of the holder of the Notes. Any of these actions could adversely affect the value of the Fund and, correspondingly, could adversely affect the market value of the Notes.

•

Certain Modification Events may change the Economics of the Notes—If a Modification Event occurs as described in - this free writing prospectus, you will not receive a Supplemental Redemption Amount based on the Final Adjusted Fund Level. You will instead receive the Modified Supplemental Redemption Amount described beginning on page PS-10 of this free writing prospectus. This Modified Supplemental Redemption Amount may be more or less than the Supplemental Redemption Amount would have been. Modification Events include, but are not limited to, a Fund Structure Change, a Risk Profile Change or a Strategy Change. Investors are urged to read such Modification Events as the occurrence of any of them will have a significant effect on the economics of their investment.

Description of the Fund

According to the Fund Prospectus (as defined below), the PIMCO Total Return Fund (the “Fund”) is an open-end mutual fund that seeks to achieve its investment objective by investing under normal circumstances at least 65% of its total assets in a diversified portfolio of fixed income instruments of varying maturities, which may be represented by forwards or derivatives such as options,

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futures contracts, or swap agreements. The average portfolio duration of the Fund normally varies within two years (plus or minus) of the duration of the Barclays Capital U.S. Aggregate Index. The Fund invests primarily in investment grade debt securities, but may invest up to 10% of its total assets in high yield securities (“junk bonds”) rated B or higher by Moody’s or equivalently rated by S&P or Fitch, or if unrated, determined by the Investment Adviser (as defined below) to be of comparable quality. The Fund may invest up to 30% of its total assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers. The Fund may invest up to 15% of its total assets in securities and instruments that are economically tied to emerging market countries. The Fund will normally limit its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) to 20% of its total assets. The Fund may invest all of its assets in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities. The Fund may not invest in equity securities. The Fund may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The “total return” sought by the Fund consists of income earned on the Fund’s investments, plus capital appreciation, if any, which generally arises from decreases in interest rates, foreign currency appreciation, or improving credit fundamentals for a particular sector or security. The investment adviser and administrator for the Fund is Pacific Investment Management Company LLC (the “Investment Adviser”). Subject to the supervision of the Board of Trustees of the PIMCO Funds, the Investment Adviser is responsible for managing the investment activities of the Fund and the Fund’s business affairs and other administrative matters. The Fund may impose restrictions on purchases of its shares and fees regarding purchases and sales of its shares. The actions and judgments of the Fund and of the Investment Adviser may affect the value of the Fund and, consequently, could adversely affect the net asset value of the Shares, and accordingly, the market value of the Notes.

The Fund Prospectus dated October 1, 2008, as supplemented on October 10, 2008 (the “Fund Prospectus”) is attached to this free writing prospectus for your information. Additional information about the principal risks of investing in the Fund can be found in the Fund Prospectus. We have derived all information contained in this free writing prospectus regarding the Fund from the Fund Prospectus. Such information reflects the policies of, and is subject to change by the Fund. Neither the Fund nor the Investment Adviser will have any obligation under the Notes. The Fund Prospectus is not a part of this free writing prospectus and is not incorporated into this free writing prospectus. We make no representation or warranty as to the accuracy or completeness of the information contained in the Fund Prospectus. See the summary above under the heading “Risk Factors—We Obtained the Information about the Investment Adviser of the Fund from Public Documents”.

As a prospective purchaser of a Note, you should undertake an independent investigation of the Fund as in your judgment is appropriate to make an informed decision with respect to an investment in the Notes.

The Notes have not been passed on by the Fund or the Investment Adviser as to their legality or suitability. The Notes are not issued, sold or promoted by the Fund or the Investment Adviser. The Fund and the Investment Adviser make no warranties and bear no liability with respect to the Notes.

DESCRIPTION OF NOTES

For a discussion of certain factors to be considered in connection with an investment in the Notes, see “Risk Factors” beginning on page S-5 of the prospectus supplement and on page FWP-4 of this free writing prospectus and “Selected Purchase Considerations” beginning on page FWP-3 of this free writing prospectus. Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement.

Aggregate Principal Amount	$[—]

Maturity Date	The fifth Business Day in August 2014.

Trade Date	July 21, 2009.

Issue Date	Trade Date + three Business Days.

Strike Date	The first Dealing Day following the Issue Date.

Specified Currency	U.S. Dollars.

CUSIP/ISIN	06739JKJ1/US06739JKJ15.

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Denomination per Note	Minimum denominations of $1,000.

Issue Price	$1,000 (100%).

Interest	We will not pay you interest during the term of the Notes.

Fund and Shares	Institutional class shares (the “Shares”) of PIMCO Total Return Fund (the “Fund”).

Dealing Day	Any Business Day on which the Fund permits subscriptions for and redemptions of Shares as described in the Fund Prospectus, expected to be daily on each Business Day.

Payment at Maturity	On the Maturity Date, except as provided under “Modification Event” below, we will pay with respect to each Note an amount in cash equal to $1,000 plus the Supplemental Redemption Amount, if any, as determined by the Calculation Agent.

Supplemental Redemption Amount	The Supplemental Redemption Amount shall be equal to the Denomination per Note multiplied by the Participation Rate multiplied by the Fund Percentage Return.

Participation Rate	Between [100]% and [125]%.

Fund Percentage Return	The “Fund Percentage Return” shall be equal to the greater of (i) zero and (ii) the Final Adjusted Fund Level minus the Initial Fund Level.

Initial Fund Level	The “Initial Fund Level” shall be deemed to be 1.0000.

Final Adjusted Fund Level	The “Final Adjusted Fund Level” shall be equal to the arithmetic average of the Adjusted Fund Levels on each of the [five] Averaging Dates.

Adjusted Fund Level	The “Adjusted Fund Level” (“It”) as of any Dealing Day shall be determined as:

Where

NAVt	is the Net Asset Value as of such Dealing Day;

NAVt-1	is the Net Asset Value as of the immediately preceding Dealing Day;

It-1	is the Adjusted Fund Level as of the immediately preceding Dealing Day; provided that on the Strike Date It shall equal 1.0; and

Dividendt-2	is the dividend per Share actually paid [net of any applicable withholding tax or stamp duty] to all holders of Shares on the day which is two Business Days prior to the relevant Dealing Day. In respect of the last Averaging Date, Dividendt-2 shall include all dividends per Share actually paid to all holders of Shares up on such last Averaging Date.

Net Asset Value	The “Net Asset Value” means, in respect of any Dealing Day, the net asset value per Share, as restated or otherwise, as calculated and published by the Investment Adviser in respect of such Dealing Day.

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Aggregate Net Asset Value	The “Aggregate Net Asset Value” means, in respect of any Dealing Day, the aggregate Net Asset Value of the Fund as provided by the Investment Adviser in respect of such Dealing Day.

Market Disruption Event	Market Disruption Event, as determined by the Calculation Agent in its sole discretion, means: (i) the Fund or Investment Adviser is unable, or otherwise fails, to compute a Net Asset Value within twelve (12) hours of the close of business on the New York Stock Exchange (generally, 4:00 p.m., New York City time), on any day on which the Fund is required to compute such Net Asset Value, expected to be any Dealing Day; (ii) the Fund or Investment Adviser is unable, or otherwise fails, to provide us with an Aggregate Net Asset Value within twelve (12) hours of the close of business of the New York Stock Exchange (generally 4:00 p.m. New York City time) on any day in respect of which the Fund or Investment Adviser is required by law or agreement with us to provide us with such Aggregate Net Asset Value.

Consequence of a Market Disruption Event	If the Calculation Agent determines that a Market Disruption Event has occurred and is continuing for more than two consecutive Business Days (including the day of such occurrence), the Calculation Agent may, in its sole discretion, elect to make an estimate of the net asset value per Share that would have prevailed on that second Business Day (if a Dealing Day or, if such day is not a Dealing Day, on the immediately preceding Dealing Day) in the absence of a Market Disruption Event, such estimate (if any) being the Net Asset Value with respect to such day. If the Calculation Agent determines that a Market Disruption Event has occurred and is continuing for more than five consecutive Business Days (including the day of such occurrence), there shall be a Reporting Disruption (as defined below). However, if a Market Disruption Event has occurred and is continuing for more than two consecutive Business Days but no more than five and the Fund or Investment Adviser resumes computation of the Net Asset Value with respect to any Dealing Day during such period no later than such fifth Business Day, the Net Asset Value with respect to such Dealing Day shall prevail even if the Calculation Agent had elected to make an estimate of the Net Asset Value per Share as described above; provided that any estimate of the Net Asset Value per Share made by the Calculation Agent in respect of the Final Averaging Date shall be final.

Redemption for Tax Reasons	We may elect to redeem the Notes, in our sole discretion, if we are required to pay Additional Amounts with respect to certain withholdings or deductions for United Kingdom taxes as described in the prospectus under the heading “Description of Debt Securities - Additional Amounts”.

Early Redemption Price	The Early Redemption Price payable upon the occurrence of a Redemption for Tax Reasons shall be equal to the Denomination per Note, with no payment of any Supplemental Redemption Amount or Modified Supplemental Redemption Amount.

Early Redemption Date	The Early Redemption Date shall be the day specified in our notice to you of our decision to redeem the Notes for tax reasons but in no event later than five (5) Business Days following the date of such notice.

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Modification Event	A “Modification Event” means the occurrence of any of the following events:

Fund Insolvency Event. A “Fund Insolvency Event” means the Fund: (i) is dissolved or has a resolution passed for its dissolution, winding-up, official liquidation (other than pursuant to a consolidation, amalgamation or merger); (ii) makes a general assignment or arrangement with or for the benefit of its creditors; (iii) (A) institutes or has instituted against it, by a regulator, supervisor or any similar official with primary insolvency, rehabilitative or regulatory jurisdiction over it in the jurisdiction of its incorporation or organization or the jurisdiction of its head or home office, a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or a petition is presented for its winding-up or liquidation by it or such regulator, supervisor or similar official, or (B) has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or a petition is presented for its winding-up or liquidation, and such proceeding or petition is instituted or presented by a person or entity not described in clause (A) above and either (x) results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation or (y) is not dismissed, discharged, stayed or restrained in each case within fifteen days of the institution or presentation thereof; (iv) seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or substantially all its assets; (v) has a secured party take possession of all or substantially all its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all of its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case within fifteen days thereafter; or (vi) causes or is subject to any event with respect to it which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in clauses (v) through (vi) above.

Fund Structure Change. A “Fund Structure Change” means (i) any material amendment to the Fund’s organization or structure; or (ii) the conversion of Shares into another class of units or securities, or (iii) there is a subdivision, consolidation, amalgamation, merger, transfer or similar transaction involving its sale or other conveyance of all or substantially all its assets to a third party, or (iv) there is a reclassification of the Fund.

Strategy Change. A “Strategy Change” means any material amendment, breach or violation of, or deviation from, any strategy or investment guidelines stated in the Fund Prospectus in effect as of the Trade Date and that is reasonably likely, as determined by the Calculation Agent in its sole discretion to affect the value of the Shares or the rights or remedies of any holders thereof.

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Risk Profile Change. A “Risk Profile Change” means (i) an adverse change made by the Fund in the risk profile of such Fund, including but not limited to, a change in the use of derivatives or leverage by the Fund, as determined by the Calculation Agent in its sole discretion acting reasonably, with reference to the risk profile of the Fund on or around the Trade Date; or (ii) a material deviation in the profile of the Fund as compared to the benchmark on or around the Trade Date, as measured by factors including but not limited to realized volatility, spread duration or returns, as determined by the Calculation Agent in its sole discretion acting reasonably.

Fund Hedging Disruption. A “Fund Hedging Disruption” means that we or any of our affiliates is unable, or it is impractical for us or any of our affiliates, after using commercially reasonable efforts, to (i) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transaction or asset it deems necessary or appropriate to hedge (x) the price risk relating to the Shares or (y) its entering into and performing its obligations with respect to the Notes, or (ii) realize, recover or remit the proceeds of any such transaction or asset, including, without limitation, where such inability or impracticability has arisen by reason of (A) any restrictions or increase in charges or fees imposed by the Fund on any investor’s ability to redeem Shares, in whole or in part, or any existing or new investor’s ability to make new or additional investments in the Fund, or (B) any mandatory redemption, in whole or in part, of Shares imposed by the Fund (in each case other than any restriction in existence on the Issue Date).

Regulatory Action. “Regulatory Action” means (i) (x) cancellation, suspension or revocation of the registration or approval of the Fund or the Investment Adviser by any governmental, legal or regulatory entity with authority over the Fund, (y) the Fund or the Investment Adviser becoming subject to any investigation, proceeding or litigation by any relevant governmental, legal or regulatory authority involving the alleged violation of applicable law for any activities relating to or resulting from the operation of the Fund or the Investment Adviser, or (z) all the assets or substantially all the assets of the Fund being nationalized, expropriated or otherwise required to be transferred to any governmental agency, authority or entity and (ii) the occurrence of any of the events set out in (i)(x), (y) or (z) is likely, as determined by the Calculation Agent is its sole discretion, to have a material adverse effect on the Fund.

Reporting Disruption. A “Reporting Disruption” means the occurrence of a Market Disruption Event and continuation thereof for five consecutive Business Days (including the day of such occurrence), regardless of any election, during such five consecutive Business Days, by the Calculation Agent to make an estimate of the net asset value as described in “Consequence of a Market Disruption” above.

Trading Restriction. A “Trading Restriction” will occur if:

(1)(a)    the Fund restricts purchases or redemptions of any Shares, whether due to its determination that the party attempting to purchase additional Shares or redeem Shares has engaged in excessive trading of such Shares or otherwise; or

(b)       the Fund Prospectus in effect as of the Trade Date provides for or is amended to provide for either (i) restrictions on purchases of the Shares or (ii) the imposition of additional fees on sales or purchases of the Shares; and

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(2)         the Calculation Agent determines, in its sole discretion, that any event described in clause (1)(a) or (1)(b) above materially interferes with our ability or the ability of any of our affiliates to unwind or adjust all or a material portion of a hedge position in the Shares, or the cost to us or any of our affiliates of any such unwind or adjustment, with respect to the Notes.

Ownership Threshold Event. An “Ownership Threshold Event” will occur if we and/or any of our affiliates owns more than 4% of the aggregate Shares in the Fund.

United States Federal Withholding Tax Event: A “United States Federal Withholding Tax Event” means a determination by the Calculation Agent that any payments received or paid by us or our affiliates in connection with the hedging of our obligations under the Notes are or will become subject to United States federal withholding tax under any current or future section of the Internal Revenue Code or the Treasury regulations promulgated thereunder, which withholding tax cannot be avoided by us or our affiliates without a material increase in the cost of hedging. We do not believe that under current law United States federal withholding tax should be imposed. However, there can be no assurance that the IRS or a court would agree that United States federal withholding tax should not be imposed under current or future law.

Consequence of a Modification Event

If the Calculation Agent determines, in its sole discretion, that a Modification Event has occurred, then on the Maturity Date, in lieu of paying the Denomination per Note plus the Supplemental Redemption Amount, we will pay you the Denomination per Note plus the Modified Supplemental Redemption Amount (as defined below)

“Modified Supplemental Redemption Amount” means (A) an amount, determined by the Calculation Agent, equal to the Additional Interest Amount (as defined below), plus (B) the greater of:

(i) the Supplemental Redemption Amount, except that for the purpose of calculating the Adjusted Fund Level for any Averaging Date occurring on or after the Modification Date (as defined below), the Net Asset Value per Share shall be deemed to be equal to the RPPS (as defined below);

and

(ii) the present value of the right to receive the Supplemental Redemption Amount (using the RPPS as the current price of the Shares), as determined by the Calculation Agent in good faith in accordance with pricing methods and models and procedures used in the ordinary course of its business for pricing similar transactions, (the greater of (i) and (ii) above, the “Option Value”).

In determining the present value referred to in clause (ii)(A), the Calculation Agent will consider a wide variety of inter-related factors, including but not limited to the RPPS (as defined below), the volatility of Fund returns, prevailing USD interest rates and the time remaining until the Maturity Date.

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“Modification Date” means the date of determination by the Calculation Agent, in its sole discretion, that a Modification Event has occurred.

“RPPS” means the redemption price per Share, after taking into account any withholding tax or any relevant tax duty, that a hypothetical investor, in the position of the Issuer, in the Fund would have received by placing a redemption order for Shares of the Fund three Dealing Days after the Modification Date (the date of actual receipt by such hypothetical investor of such redemption price, the “RPPS Date”).

“Additional Interest Amount” means the amount equal to the product of (A) the Option Value, (B) the Swap Rate (as defined below) and (C) the quotient obtained by dividing the actual number of days in the Additional Interest Amount Calculation Period (as defined below) by 360.

“Additional Interest Amount Calculation Period” means the period from and including the RPPS Date to but excluding the Maturity Date.

“Swap Rate” means a percentage, as determined by the Calculation Agent, equal to the bid rate, at approximately 11:00 a.m., New York City time, one Business Day after the RPPS Date, for the fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction for a period equal to the Additional Interest Amount Calculation Period and a notional amount equal to the Option Value times the aggregate number of the Notes outstanding on such date, with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA.

“USD-LIBOR-BBA” means that the rate for deposits in U.S. dollars for a period for three months which appears on the Reuters page LIBOR01 as of 11 a.m., London time, on the date of determination. If such rate does not appear on Reuters page LIBOR01, the rate will be determined as if the parties had specified “USD-LIBOR-Reference Banks” as applicable.

“USD-LIBOR-Reference Banks” means a rate determined on the basis of the rates at which deposits on U.S. Dollars are offered by the major banks in the London interbank market (the “Reference Banks”) at approximately 11:00 a.m., London time, on the date of determination to prime banks in the London interbank market for a period of three months commencing on the date of determination and for an amount that is representative for a single transaction in the relevant market at the relevant time. The Calculation Agent will request the principal London office of each of the Reference Banks to provide a quotation of its rate. If at least two quotations are provided, the applicable rate will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the applicable rate will be the arithmetic mean of the rates quoted by major banks in New York City, selected by the Calculation Agent, at approximately 11:00 a.m., New York City time, on the date of determination, for loans in U.S. Dollars to leading European banks for a for a period of

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three months commencing on the date of determination and for an amount that is representative for a single transaction in the relevant market at the relevant time.

Investment Adviser	At any time the investment adviser of the Fund, currently Pacific Investment Management Company LLC.

Use of Proceeds and Hedging

The net proceeds we receive from the sale of the Notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the Notes through one or more of our subsidiaries.

We cannot give any assurance that our hedging activities will not affect the value of the Shares and, therefore, adversely affect the value of the Final Adjusted Fund Level, thereby adversely affecting the Supplemental Redemption Amount you will receive at maturity.

Calculation Agent	Barclays Bank PLC.

Trustee	The Bank of New York Mellon.

Governing Law	The Notes shall be governed by, and construed in accordance with, the laws of the State of New York, applicable to agreements made and to be performed wholly within such jurisdiction.

Business Days	Any day other than a Saturday, Sunday or a day on which banks are required or permitted to be closed in the State of New York. Any payment on the Notes that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date.

Business Day Convention	Modified following.

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